CERTIFICATE OF NOTIFICATION

                                    Filed by

                              THE SOUTHERN COMPANY

Pursuant to orders of the Securities and Exchange Commission dated August 18, 1999 and February 9, 2000 in the matter of File No. 70-9335.

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The Southern Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On February 1, 2002, the issuance by Southern Company Capital Funding, Inc. ("Capital Funding") of $25,000,000 aggregate principal amount of its Series B Floating Rate Senior Notes due February 1, 2004 (the "Series B Notes"), pursuant to the Second Supplemental Indenture dated as of February 1, 2002, supplementing the Senior Note Indenture dated as of February 1, 2002 among Capital Funding, the Company, as guarantor, and The Bank of New York, as Trustee, and the guarantee of the Series B Notes by the Company was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2.       Filed herewith are the following exhibits:

         Exhibit A -- Prospectus supplement with respect to the
                      Series B Notes, dated January 30, 2002. (Filed electronically January 31, 2002, in File Nos. 333-65178, 333-65178-01, 333-65178-02 and
                      333-65178-03.)

         Exhibit B -- Underwriting Agreement with respect to the
                      Series B Notes dated January 30, 2002. (Designated in Form 8-K dated January 30, 2002 as Exhibit 1.)

         Exhibit C -- Second Supplemental Indenture to Senior Note
                      Indenture dated as of February 1, 2002, providing for the issuance of the Series B Senior Notes. (Designated in Form 8-K dated January 30, 2002 as
                      Exhibit 4.2.)

         Exhibit D -- Opinion of Troutman Sanders LLP, dated February 11, 2002.


Dated: February 11, 2002                             THE SOUTHERN COMPANY



                                                     By /s/Tommy Chisholm
                                                       -------------------
                                                          Tommy Chisholm
                                                            Secretary